

WEIDONG (Bill) GUAN

[redacted]

WORK EXPERIENCE

CFO Aug.2013-Present
The Epoch Times Association Inc., New York, USA

In charge of the following aspects of accounting, including:
- Employee benefits management
- Cash and investments management
- Donation management
- Budgeting
- Analyzing Financial Statements
- Approving payments and signing checks
- Dealing with banks and raising funds

Accountant and CFO (Part Time) Apr. 2003-Jul. 2013
Epoch Times Montreal Inc., Montreal, Canada

In charge of the following aspects of accounting, including:
- Accounts Receivable
- General Ledger
- Preparing and analyzing Financial Statements
- Filing income tax return
- Approving payments and signing checks
- Dealing with banks and raising funds

Partner & CFO Feb. 2006-Jul. 2013
Deping Countax Inc., Montreal, Canada

In charge of all aspects of accounting, including:
- Designing and improving accounting system
- Making accounting procedures, forms and manuals
- Supervising payroll, A/P, A/R and bank reconciliations
- Preparing and tracking all kinds of budgets
- Giving advices on compensation, employee health care benefit and payment control
- Examining operations to insure accounting needs
- Providing solutions to business, accounting and financial problems.
- Making adjusting and reversing entries
- Preparing and analyzing Financial Statements
- Filing income tax return

Accountant and Assistant Controller   Feb. 2000-Jan.2006
Dusco Doors Ltd., a manufacturing company, Montreal, Canada

In charge of
* Payroll and benefits , and Record of Employment
* General Ledger
* Income tax installments
* Bank reconciliation and reconciling A/P & A/R
* Group insurance
* Sales taxes monthly
* Payroll taxes twice a month
* Marketable Securities
* Supervising 3 accountants
* Preparing and analyzing Financial Statements

Associate   professor   in   Accounting
Sep.1993-Dec.1995
Instructor in accounting   Sep.1983-Aug.1985 & Sep.1987-Aug.1993
Dept. of Accountancy, Guangxi University, Nanning, China

Responsibilities:

Teaching the following courses:

* Accounting Principles
* Intermediate Accounting
* Cost Accounting
* Managerial Accounting
* Corporate Finance

EDUCATION

Graduate Diploma in Accounting, McGill University, Montreal, Canada   1998-1999
Advanced studies in Accounting, University of Wisconsin-La Crosse, USA   1996-1997
Graduate Diploma in Accounting, Renmin University of China, Beijing   1985-1987
Bachelor of Commerce in Accounting, Renmin University of China, Beijing   1979-1983

DESIGNATION

Member of CICPA   1993-1997
Chinese Institute of Certified Public Accountants